UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

(Amendment No. 60)

Under the Securities Exchange Act of 1934

Casual Male Retail Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

25057L102
(CUSIP Number)

Seymour Holtzman
c/o Jewelcor Companies
100 N. Wilkes Barre Blvd.
Wilkes-Barre, Pennsylvania 18702
(570) 822-6277
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

April 28, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

SCHEDULE 13D
CUSIP No. 25057L102

1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Seymour Holtzman
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3)	SEC USE ONLY

4)	SOURCE OF FUNDS

PF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	7)	SOLE VOTING POWER

		5,653,769(1)
NUMBER OF	8)	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9)	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		5,653,769(1)
	10)	SHARED DISPOSITIVE POWER

		0
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,653,769(1) — See Item 5
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.45%
14)	TYPE OF REPORTING PERSON

IN

(1) Includes options to purchase an aggregate of 1,610,000 shares of Common Stock, all of which are immediately exercisable and are directly beneficially owned by Mr. Holtzman.  Also includes 77,800 shares of Common Stock owned by Jewelcor Management, Inc.  Mr. Holtzman is an indirect controlling shareholder of Jewelcor Management, Inc.

SCHEDULE 13D
CUSIP No. 25057L102

1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Evelyn Holtzman
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3)	SEC USE ONLY

4)	SOURCE OF FUNDS

NA
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	7)	SOLE VOTING POWER

		0
NUMBER OF	8)	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9)	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	10)	SHARED DISPOSITIVE POWER

		0
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5
14)	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D
CUSIP No. 25057L102

1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Jewelcor Management, Inc. 23-2331228
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3)	SEC USE ONLY

4)	SOURCE OF FUNDS

NA
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
	7)	SOLE VOTING POWER

		77,800
NUMBER OF	8)	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9)	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		77,800
	10)	SHARED DISPOSITIVE POWER

		0
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

77,800 — See Item 5
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.16%
14)	TYPE OF REPORTING PERSON

CO

This Amendment No. 60 amends and supplements the Schedule 13D, dated November 27, 1998, as amended to date (the “Schedule 13D”), originally filed with the Securities and Exchange Commission by Jewelcor Management, Inc. (“JMI”) and others with respect to the common stock, $.01 par value (the “Common Stock”), of Casual Male Retail Group, Inc., a Delaware corporation (the “Company”).  The address of the principal business and principal offices of the Company is 555 Turnpike Street, Canton, Massachusetts, 02021.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On April 28, 2011, JMI executed an Amended and Restated Consulting Agreement with Casual Male Retail Group, Inc., dated as of April 28, 2011, which amends and restates certain portions of the Consulting Agreement as previously amended. On May 2, 2011, Seymour Holtzman executed an Employment Agreement with Casual Male Retail Group, Inc., dated as of April 28, 2011.

Item 5.  Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

As of May 5, 2011, the Reporting Persons, except for JMI, included in this filing may be deemed to be the beneficial owners of 5,653,769 shares of Common Stock, representing an aggregate of approximately 11.45% of the outstanding shares of Common Stock based upon the 47,786,281 shares of Common Stock outstanding as of March 10, 2011 as reported by the Company in its Form 10-K filed on March 18, 2011.  Such amount includes options to purchase an aggregate of 1,610,000 shares of Common Stock, all of which are immediately exercisable and are directly beneficially owned by Mr. Holtzman.  Such amount also includes 77,800 shares of Common Stock owned by JMI. Mr. Holtzman is an indirect controlling shareholder of JMI.

As of May 5, 2011, JMI beneficially owns 77,800 shares of Common Stock, representing an aggregate of approximately 0.16% of the outstanding shares of Common Stock.   Mr. Holtzman is an indirect controlling shareholder of JMI.

As of May 5, 2011, the Reporting Persons beneficially own an aggregate of 5,653,769 shares of Common Stock, representing an aggregate of approximately 11.45% of the outstanding shares of Common Stock based upon the 47,786,281 shares of Common Stock outstanding.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

On April 28, 2011, JMI executed an Amended and Restated Consulting Agreement with Casual Male Retail Group, Inc., dated as of April 28, 2011, which amends and restates certain portions of the Consulting Agreement as previously amended.  On May 2, 2011, Seymour Holtzman executed an Employment Agreement with Casual Male Retail Group, Inc., dated as of April 28, 2011.

See Item 7.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1.  Amended and Restated Consulting Agreement between Jewelcor Management, Inc. and Casual Male Retail Group, Inc. dated as of April 28, 2011.

Exhibit 2.  Employment Agreement between Seymour Holtzman and Casual Male Retail Group, Inc. dated as of April 28, 2011 but signed by Seymour Holtzman on May 2, 2011.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   May 6, 2011

/s/ Seymour Holtzman
Seymour Holtzman

/s/ Evelyn Holtzman
Evelyn Holtzman

JEWELCOR MANAGEMENT, INC.
By:	/s/ Seymour Holtzman
Name:	Seymour Holtzman
Title:	President